

September 28, 2010

Mr. Ted W. Rollins
Chief Executive Officer
Campus Crest Communities, Inc.
2100 Rexford Road, Suite 414
Charlotte, NC 28211

> **Re:** **Campus Crest Communities, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-11**
> **Filed September 20, 2010**
> **File No. 333-166834**

Dear Mr. Rollins:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

Risks Related to Our Business and Properties

Adverse economic conditions and dislocation in the credit markets…, page 26

1. We note that you expect to borrow approximately $39.6 million under your revolving credit facility and issue letters of credit in the amount of $1.6 million under the facility immediately upon completion of the offering. Please revise to provide a separate risk factor addressing the debt you expect to incur and the risks associated with your ability to repay that debt. In this regard, we note the disclosure in footnote (2) to the table on page 104, which indicates that amounts outstanding under your revolving credit facility will be due on the third anniversary of this offering.

<u>The contribution of certain properties is subject to lender consent…, page 32</u>

2.   Please revise your calculation of estimated cash available for distribution on page 66 to reflect a cash outflow used in financing activities in the amount of $60.8 million related to the lender consents that have not yet been obtained, and a corresponding inflow from your credit facility for the same amount. Additionally, please revise your discussion of liquidity and capital resources, use of proceeds, and discussion of the new credit facility to describe all expected or possible uses of funds from the credit facility.

<u>Use of Proceeds, page 60</u>

3.   We note your revised disclosure on page 86 regarding the additional purchase obligation if you cause Encore to purchase additional preferred membership interests in CC-Encore. Since you plan to use offering proceeds to satisfy the additional commitment, please revise your Use of Proceeds disclosure accordingly to reflect this potential transaction.

<u>Our Distribution Policy, page 64</u>

4.   Please explain whether your revolving credit facility contains restrictions on your ability to fund distribution payments and, if so, briefly describe such restrictions.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Revolving Credit Facility, page 86</u>

5.   Please revise your disclosure under this subheading to discuss the "customary loan closing conditions" that must be satisfied in order to finalize the credit agreement.

<u>Item 36. Financial Statements and Exhibits, page II-4</u>

6.   We note that your Form of Credit Agreement filed as exhibit 10.18 only lists and does not include the exhibits and schedules listed in the table of contents. Please tell us why you have not included the listed exhibits and schedules or, alternatively, confirm that you plan to file such exhibits and schedules with your next amendment. Refer to Item 601(b)(10) of Regulation S-K. Also, please tell us why you filed the form of agreement rather than a final, executed credit agreement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Paul S. Ware
        J. Andrew Robison
        Bradley Arant Boult Cummings LLP *(via facsimile)*